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          SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON, D.C. 20549
                   ___________________

                     SCHEDULE 13D
                     (RULE 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
    1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                    (AMENDMENT NO. 1) /1/


                   FIRST LANCASTER BANCSHARES, INC.
     --------------------------------------------------
                     (Name of Issuer)


          Common Stock, par value $.01 per share
      --------------------------------------------------
              (Title of Class of Securities)


                       32067S 10 1
                  --------------------
                     (CUSIP Number)


                      Tony A. Merida
                    208 Lexington Street
                  Lancaster, Kentucky  40444
                       (606) 792-3368
     -------------------------------------------------
      (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)


                      May 8, 2000
  ------------------------------------------------------
  (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13d-1(g),check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
                  (Continued on following pages)

                         (Page 1 of 5 pages)
____________
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                          SCHEDULE 13D

CUSIP No. 32067S 10 1                          Page 2 of 5 Pages

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


    Tony A. Merida


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  [   ]
        (b)  [   ]


3.  SEC USE ONLY


4.  SOURCES OF FUNDS

    PF


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [   ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States


NUMBER OF        7.    SOLE VOTING POWER          54,990*
SHARES

BENEFICIALLY     8.    SHARED VOTING POWER             0
OWNED BY

EACH             9.    SOLE DISPOSITIVE POWER     48,633*
REPORTING

PERSON WITH     10.    SHARED DISPOSITIVE POWER    6,357


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON   54,990*


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [  ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.43% **


14. TYPE OF REPORTING PERSON

    IN

* The amount shown includes 14,382 shares which may be acquired by Mr. Merida upon the exercise of options exercisable within 60 days of the date hereof.

** Assumes all 14,382 shares subject to options exercisable
   within 60 days have been exercised.
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Item 1.  Security and Issuer.

     The class of equity security to which this statement relates is the common stock, par value $.01 per share (the
"Common Stock"), of First Lancaster Bancshares, Inc. (the
"Issuer").  The executive office of the Issuer is located at 208
Lexington Street, Lancaster, Kentucky 40444.

Item 2.  Identity and Background.

     (a)  Name: Tony A. Merida
     (b)  Residence or Business Address: 208 Lexington Street,
          Lancaster, Kentucky 40444
     (c)  Present Principal Occupation: Executive Vice
          President of the Issuer.
     (d)  Criminal Proceeding Convictions:  None
     (e)  Securities Laws Proceedings:  None
     (f)  Citizenship:  United States

Item 3.  Source and Amount of Funds or Other Consideration.

     Tony A. Merida (the "Reporting Person") purchased 13,500 shares of Common Stock with approximately $167,200 in personal funds, and the Reporting Person received 15,000 shares of Common Stock as a gift and 5,751 shares of Common Stock upon the vesting of awards of restricted stock made to the Reporting Person pursuant to the Issuer's Management Recognition Plan (the "MRP"). The remaining shares consist of (i) 6,357 shares allocated to the Reporting Person's account under the Issuer's Employee Stock Ownership Plan (the "ESOP") and (ii) 14,382 shares that may be acquired upon the exercise of options exercisable within 60 days of the date hereof.

Item 4.  Purpose of Transaction.

     The shares covered by this statement were acquired for investment. Depending upon a continuing assessment and upon future developments, the Reporting Person may determine, from time to time or at any time, to purchase additional shares of the Issuer for investment or to dispose of shares of the Issuer's Common Stock. As Executive Vice President of the Issuer, the reporting person regularly explores potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. Except as noted above, the reporting person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

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(d)  Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g)  Changes in the Issuer's Certificate of Incorporation,
     Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
     Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 54,990 shares, or 6.43%, of the Issuer's outstanding shares of Common Stock, assuming the Reporting Person exercises all options to acquire shares of Common Stock that are exercisable or will become exercisable within 60 days.

(b) The Reporting Person has sole voting and dispositive power with respect to the 28,500 shares purchased with personal funds or received as a gift and the 5,751 shares received pursuant to awards under the MRP. Furthermore, the reporting person has sole voting power with respect to the 6,357 shares allocated to his account as a participant in the ESOP and would have sole voting power with respect to the 14,382 shares he has the right to acquire upon the exercise of options.

(c) No other transactions in the Issuer's Common Stock were effected by the Reporting Person during the past 60 days, except that on March 21, 2000 the Reporting Person received notification that 1,510.085 shares were allocated to his account under the ESOP. On January 9, 2000, the Reporting Person vested in 1,917 shares awarded under the MRP and stock options to purchase an additional 4,794 shares.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Reporting Person.

(e)  Not applicable.

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Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships between the Reporting Person or any other person with respect to the Issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise.

Item 7.  Material to be Filed as Exhibits.

     None.

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                       SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              May 17, 2000


                              /s/ Tony A. Merida
                              ___________________________
                              Tony A. Merida


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